December 10, 2024

Ann Hand
Chief Executive Officer
Super League Enterprise, Inc.
2856 Colorado Ave.
Santa Monica, California 90404

       Re: Super League Enterprise, Inc.
           Registration Statement on Form S-3
           Filed December 6, 2024
           File No. 333-283636
Dear Ann Hand:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Daniel W. Rumsey, Esq.